FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓         Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ______        No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the continuing connected transaction by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 4, 2008.

Document 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS
On 27 June 2008, the Company completed the Acquisition of SinoSing Power from Huaneng Group. Immediately following completion of the Acquisition of SinoSing Power, TPGS became an indirect non-wholly owned subsidiary of Company and is owned as to 75% by Tuas Power, an indirect wholly owned subsidiary of the Company, and 25% by GSPL which is a subsidiary of Temasek. Temasek therefore became a substantial shareholder of a subsidiary of the Company and a connected person of the Company under the Hong Kong Listing Rules.

By virtue of being an associate of Temasek, each of Tuas Power Connected Persons became a connected person of the Company for purposes of the Hong Kong Listing Rules.

The Transactions have been, and will continue to be, conducted on a regular and continuing basis and in the ordinary and usual course of business of Tuas Power/TPS. Thus, immediately after completion of the Acquisition, the Transactions constitute continuing connected transactions of the Company under the Hong Kong Listing Rules. Pursuant to Rule 14A.41 of the Hong Kong Listing Rules, the Transactions are subject to all applicable reporting and disclosure requirements of Chapter 14A of the Hong Kong Listing Rules. The Company will comply in full with all applicable reporting, disclosure and, if applicable, independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of the Vesting Contract, MSS Agreement, ROS Agreement or GSPL Agreement.

1.           BACKGROUND

1.1        Connected persons of the Company

On 27 June 2008, the Company completed the Acquisition of SinoSing Power from Huaneng Group. Immediately following completion of the Acquisition of SinoSing Power, TPGS became an indirect non-wholly owned subsidiary of Company and is owned as to 75% by Tuas Power, an indirect wholly owned subsidiary of the Company, and 25% by GSPL which is a subsidiary of Temasek. Temasek therefore became a substantial shareholder of a subsidiary of the Company and connected person of the Company under the Hong Kong Listing Rules.

By virtue of being an associate of Temasek, each of Tuas Power Connected Persons became a connected person of the Company for purposes of the Hong Kong Listing Rules.

The Transactions have been, and will continue to be, conducted on a regular and continuing basis and in the ordinary and usual course of business of Tuas Power/TPS. Thus, immediately after completion of the Acquisition, the Transactions constitute continuing connected transactions of the Company under the Hong Kong Listing Rules.

1.2        Provision of allocation of hedge quantities and fixing of hedge prices by SP Services Limited to Tuas Power

Pursuant to the Vesting Contract entered into between Tuas Power and SP Services Limited on 23 September 2003 (as supplemented by an addendum dated 1 January 2004 between the parties), SP Services Limited has been allocating certain hedge quantities to Tuas Power and fixing certain hedge prices between the parties in accordance with the terms of the Vesting Contract. The Vesting Contract shall terminate after midnight of 31 December 2009 if the Energy Market Authority of Singapore declares that the control of market power is no longer necessary, or upon an event of default or if a party is unable to perform any material provision of the Vesting Contract due to any law or directive of the Energy Market Authority of Singapore.

In compliance with the requirements by the regulatory authorities and the Energy Market Authority of Singapore and the terms of their licences, Tuas Power and SP Services Limited have entered into, among other things, the Vesting

Contract on substantially the same terms and conditions as specified in the standard regulatory agreement by the Energy Market Authority of Singapore. The Vesting Contract is designed to reduce the market power of the larger players and promote price stability for consumers. Being the counterparty to the generators in all of the vesting contracts required to be entered into by the Energy Market Authority of Singapore, SP Services Limited allocates the net benefits or costs of the Vesting Contract to Tuas Power, the non-contestable consumers and the contestable consumers who purchase electricity from the pool.

Depending on the vesting contract reference price and the regulated hedge price from time to time determined in accordance with the terms of the Vesting Contract and by the Energy Market Authority of Singapore, payments are made under the Vesting Contract. The payment under the Vesting Contract is settled through the settlement system of the Energy Market Company of Singapore.

1.3        Provision of market support services by SP Services Limited to TPS

Pursuant to the MSS Agreement entered into between TPS and SP Services Limited on 15 November 2002, SP Services Limited has been providing the market support services to TPS.

The Electricity Act of Singapore requires, among other things, the licensees of the market support services licence (“Market Support Services Licence”) and of the retail electricity licence (“Retail Licence”) to comply with one or more specified codes of practice. One of such specified codes of practice is the Market Support Services Code (“Market Support Services Code”) which set out the minimum conditions that a market support services licensee must meet in carrying out its obligations to provide market services to retailer and contestable consumers and facilitate their access to the wholesale market. A market support services licensee shall not offer to provide market support services to any retail electricity licensee unless the market support services licensee has entered into a market support services agreement with the retail electricity licensee.

In compliance with the Market Support Services Code, the Market Support Services Licence held by SP Services Limited and the Retail Licence held by TPS, TPS and SP Services Limited as market participants have entered into the MSS Agreement on substantially the same terms and conditions as specified in the standard regulatory agreement by the Energy Market Authority of Singapore.

The charges payable (inclusive of vesting settlement) under the MSS Agreement are in line with the regulated price from time to time approved by the Energy Market Authority of Singapore. The payment under the MSS Agreement is settled in cash in arrears.

The MSS Agreement continues indefinitely until terminated by TPS upon giving 90 days prior written notice to the other party or upon notice given by the non-defaulting party in an event of default by the defaulting party.

1.4	Provision of electricity transmission services by SP PowerAssets Limited to TPS’s customers where TPS provides retailer-consolidated billing services to customers

Pursuant to the ROS Agreement entered into between TPS and Power Grid Limited (the predecessor of SP PowerAssets Limited) on 26 September 2002, SP PowerAssets Limited has been providing electricity transmission services to TPS customers where TPS is providing retailer-consolidated billing to customers of TPS. The ROS Agreement continues indefinitely unless terminated by the non-defaulting party in the event of default by the other party. It may be automatically terminated upon the voluntary disconnection of all facilities or equipment of TPS’s consumers from the transmission system where no re-connection has occurred within 30 days of such disconnection. The ROS Agreement shall also automatically terminate upon the involuntary disconnection of all TPS’s consumer’s connected facilities in accordance with the ROS Agreement on the 61st day after the date of disconnection.

The Electricity Act of Singapore requires, among other things, the licensees of the electricity licence (“Electricity Licence”) and of the Retail Licence to comply with one or more specified codes of practice. One of such specified codes of practice is the Code of Conduct for Retail Electricity Licensees (“Retailer Code of Conduct”) which set out the minimum standards of behaviour that a retail electricity licensee must observe in retailing to consumers. A retail electricity licensee shall not provide or offer to provide retailer-consolidated billing to customers unless it has entered into a retailer use of system agreement with the transmission licensee.

In compliance with the Retailer Code of Conduct, the Electricity Licence held by SP PowerAssets Limited and the Retail Licence held by TPS, SP PowerAssets Limited and TPS as market participants have entered into the ROS Agreement on substantially the same terms and conditions as specified in the standard regulatory agreement by the

Energy Market Authority of Singapore.

The charges for the services are in line with the regulated price from time to time approved by the Energy Market Authority of Singapore. The payment under the ROS Agreement is settled in cash in arrears.

1.5        Provision of Gas by GSPL to Tuas Power

Pursuant to the GSPL Agreement entered into between Tuas Power and GSPL on 11 June 2004 (as supplemented by a letter agreement dated 10 November 2004 and amended by a supplemental agreement dated 29 October 2007), Tuas Power has been purchasing gas supply procured by GSPL pursuant to a gas sales agreement between Pertamina and GSPL and at the contract price which is pegged to the average daily Singapore spot price of High Sulfur Fuel Oil 180 centistoke (HSFO) as quoted in Platt's. The payment under the GSPL Agreement is settled in cash in arrears.

The GSPL Agreement is for a period expiring on 12 August 2023 unless terminated in accordance with the terms specified therein.

2.           REASONS FOR, AND BENEFITS OF, THE TRANSACTIONS

The Transactions have been, and will continue to be, conducted on a regular and continuing basis and in the ordinary and usual course of business of Tuas Power/TPS. The terms of the Transactions were negotiated on normal commercial terms or otherwise in conformity with the requirements of the laws in Singapore.

The Directors (including the independent non-executive Directors) are of the view that the Transactions will continue as part of the ordinary and usual course of business of Tuas Power/TPS, and the terms of each of the agreements under each of the Transactions were negotiated on normal commercial terms or otherwise in conformity with requirements of the laws in Singapore and that the terms of the Transactions, the terms of each of the agreements under each Transaction are fair and reasonable and in the interest of the Company and its shareholders as a whole.

3.           IMPLICATIONS UNDER HONG KONG LISTING RULES

Pursuant to Rule 14A.41 of the Hong Kong Listing Rules, the Transactions are subject to all applicable reporting and disclosure requirements of Chapter 14A of the Hong Kong Listing Rules. The Company will comply in full with all applicable reporting, disclosure and, if applicable, independent shareholders' approval requirements under Chapter 14A of the Hong Kong Listing Rules upon any variation or renewal of the Vesting Contract, MSS Agreement, ROS Agreement or GSPL Agreement.

4.           GENERAL INFORMATION REGARDING THE COMPANY, SINOSING POWER AND TUAS POWER

The Company and its subsidiaries develop, construct, operate and manage power plants. Excluding the generation capacity of Tuas Power in Singapore, the Company owns a total generation capacity of 33,723 MW on an equity basis as of 31 March 2008. Currently, it is the largest listed power producer in China.

SinoSing Power was incorporated in Singapore as an investment holding company for holding 100% issued shares of Tuas Power.

Tuas Power is a power generating company incorporated in Singapore which is engaged in the business of generation and trading of power. Currently, it has a generation capacity of 2,670 MW, representing approximately 25% of market share in Singapore.

5.           DEFINITIONS

“Acquisition”	the purchase by the Company of the 100% interest in SinoSing Power from Huaneng Group;

“associate(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Company”, “HPI”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“GSPL”	Gas Supply Pte. Ltd., a subsidiary of Temasek;

“GSPL Agreement”
the End User Agreement dated 11 June 2004 entered into between Tuas Power and GSPL, as supplemented by a letter agreement dated 10 November 2004 and amended by a Supplemental Agreement dated 29 October 2007;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“MSS Agreement”	the Market Support Services Agreement dated 15 November 2002 entered into between TPS and SP Services Limited;

“ROS Agreement”	the Retailer Use of System Agreement dated 26 September 2002 entered into between TPS and Power Grid Limited which subsequently assigned its rights to SP PowerAssets Limited;

“PRC”	The People's Republic of China;

“RMB”	the lawful currency of the PRC;

“Shareholders”	the shareholders of the Company;

“SinoSing Power”	SinoSing Power Pte. Ltd.;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder(s)”	the meaning ascribed to it in the Hong Kong Listing Rules;

“Temasek”	Temasek Holdings (Private) Limited;

“TPGS”	TPGS Green Energy Pte. Ltd., a limited company incorporated in Singapore, which is 75% owed by Tuas Power and 25% owned by GSPL which is a subsidiary of Temasek;

“TPS”	Tuas Power Supply Pte. Ltd., a limited company incorporated in Singapore, which is 100% owned by Tuas Power;

“Transactions”	the transactions contemplated under each of the GSPL Agreement, Vesting Contract, MSS Agreement and ROS Agreement;

“Tuas Power”	Tuas Power Ltd., an indirect wholly owned subsidiary of the Company;

“Tuas Power Connected Persons”	each of GSPL, SP Services Limited and SP PowerAssets Limited; and

“Vesting Contract”	the vesting contract dated 23 September 2003 entered into between Tuas Power and SP Services Limited, as supplemented by an addendum dated 1 January 2004 between the parties.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
4 July 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name: Gu Biquan

Title:   Company Secretary

Date:    July 7, 2008